82-3470

04 APR 15 AM 7:21

04024451

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

12th April, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

SUPPL

Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 31st March, 2004.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
APR 21 2004
THOMSON
FINANCIAL

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 31st March, 2004

Particulars (1)	Clause of Listing Agreement (2)	Compliance status (Yes/No/ Remarks) (3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; transactions, if any, are reported in the respective years' Annual Report.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such details are disclosed in the respective years' Corporate Governance Report.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes; Management Discussion & Analysis forms part of the respective years' Directors' Report.
	49 V B.	Yes. No such transaction has been reported so far; such transaction, if any, are disclosed to the Board.
Shareholders	49 VI A.	Yes; brief resume of the Directors appointed / re-appointed are provided in the respective years' Annual Report.
Shareholders/Investors Grievance Committee	49 VI B.	Yes
	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes

04 APR 15 AM 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

12th April, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

<u>Distribution of Shareholding as on Quarter ended 31st March, 2004</u>

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st March, 2004 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 31st March, 2004

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,34,41,347	13.50
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,31,51,277	21.46
c.	Foreign Institutional Investors	3,64,71,504	14.73
	Sub-Total	**12,30,64,128**	**49.69**
4.	**Others**		
a.	Private Corporate Bodies	21,73,811	0.88
b.	Indian Public	3,07,30,991	12.40
c.	NRIs / OCBs	15,58,647	0.63
d.	Foreign Companies	8,04,35,870	32.48
e.	Foreign Nationals	14,808	0.00
f.	Depository for shares underlying GDRs	96,62,834	3.90
g.	Stock Exchanges	112	0.00
h.	Clearing Member Accounts	37,650	0.02
	Sub-Total	**12,46,14,723**	**50.31**
	GRAND TOTAL	**24,76,78,851**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs and holdings by FIIs and NRIs)

No. of shares held	Percentage of shareholding
12,81,43,663	51.74%

ITC Limited
37, J. L. Nehru Road, Kolkata

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 31ST MARCH, 2004

SL. NO.	NAME	NO. OF SHARE HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA *	2,44,43,998	9.87
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA *	2,80,72,292	11.33
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	70,83,777	2.86
4	THE ORIENTAL INSURANCE COMPANY LIMITED	53,69,204	2.17
5	GENERAL INSURANCE CORPORATION OF INDIA *	50,85,327	2.05
6	NATIONAL INSURANCE COMPANY LIMITED	47,83,674	1.93
7	UNITED INDIA INSURANCE COMPANY LIMITED	25,76,581	1.04
	OTHERS		
	(a) Foreign Companies		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.73
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.36
10	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
11	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	96,62,834	3.90

* Excludes Mutual Fund holdings.

ITC Limited 37 J. L. Nehru Road, Kolkata